UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-35936

B2Gold Corp.

(Translation of registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 3400, Park Place
666 Burrard Street

Vancouver, British Columbia V6C 2X8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[ ] Form 20-F	[X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): [ ]

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: November 1, 2022	By:	/s/ Randall Chatwin
	Name:	Randall Chatwin
	Title:	Senior Vice President, Legal and Corporate Communications

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release dated November 1, 2022 – B2Gold Reports Q3 2022 Results; Full-Year 2022 Total Consolidated Gold Production and Cost Guidance Remains Unchanged; Year-to-Date Operating Costs and All-In Sustaining Costs In Line with Budget despite Lower than Expected Gold Production